MIRANDA GOLD CORP.
Suite 306 – 1140 Homer Street Vancouver, B.C.
V6B 2X6

February 25, 2005	TSX Venture Exchange Symbol: MAD
Frankfurt and Berlin Stock Exchange Symbol: MRG
NASD OTC Bulletin Board Exchange Symbol: MRDDF
Tel: (604) 689-1659
Fax: (604) 689-1722
Email: mad@senategroup.com
Website: www.mirandagold.com

Three Hundred DAME claims staked in Kobeh Valley, south Battle
Mountain-Eureka Trend

Miranda Gold Corp. is pleased to announce that it has staked 300 claims (9.7 square miles) in Kobeh Valley on the south end of the Battle Mountain-Eureka (“Cortez”) Trend in Nevada. In search of lower-plate structural targets at relatively shallow depths that could host gold mineralization, Miranda has been evaluating geophysical data (specifically, filtered gravity), mercury gas survey data, and other exploration data-sets of the Kobeh Valley. The results of this study and recent competitor activities in the Kobeh Valley prompted Miranda’s immediate claim staking.

Newmont Mining Corporation and most recently Placer Dome US (February 15, 2005, Bravo Venture Group Inc. news release) have made significant property acquisitions through aggressive staking campaigns in Kobeh Valley. The location of these latter two claim groups and Miranda’s newly staked DAME claim group, which are all located on a series of distinct targets, suggest the presence of a discrete WNW-trend between the Gold Bar deposit (historic resource of 1 M oz Au) and Barrick Gold Corporation’s Archimedes Mine (historic resource of 1.7 M oz Au).

Bravo Venture Group Inc.’s news release of its sampling of oil well cuttings states that lower-plate units including the Roberts Mountain Formation occur at depth in Kobeh Valley. Bravo further suggests that the significant gold they assayed from gravel at the basement interface could represent historic erosion and transport of mineralized detritus from nearby gold deposits. This mineralization implies the larger Kobeh Valley area may contain buried gold deposits.

The recent competitor staking activities, including the announcement by Bravo Venture Group Inc. on February 15, 2005, prompted Miranda to accelerate its ongoing evaluation of Kobeh Valley. Miranda conducted a helicopter-supported land reconnaissance and staking program, which resulted in the DAME project. The DAME project is adjacent to Placer Dome claims (to the west) and Newmont claims (to the north). The claim group extends approximately 7 miles (11.7 kilometers) to the southeast off the north flank of Lone Mountain in the direction of the Archimedes Mine.

Miranda feels that any large Carlin-type gold system beneath Kobeh Valley would likely produce a northwest-southeast-trending, district-scale array of en echelon deposits associated with WNW, NNW and NE-trending fault blocks. Miranda’s DAME claims are located on such fault intersections and basement highs as suggested by filtered gravity data. Miranda is pleased to aggressively compete in and quickly expose our shareholders to this district-scale exploration play developing on the south end of the Battle Mountain-Eureka Trend.

Miranda Gold Corp is a gold exploration company active in Nevada with an emphasis on generating projects within the Battle Mountain-Eureka and Cortez Trends. Miranda performs its own grass roots exploration and then employs a joint venture business model on its projects in order to maximize exposure to discovery while minimizing exploration risk.

For more information visit the Company’s web site at www.mirandagold.com.

ON BEHALF OF THE BOARD

“Kenneth Cunningham”

Kenneth Cunningham
President and CEO

The TSX Venture Exchange neither agrees nor disagrees with the information contained herein.

This news release may contain information about adjacent properties on which we have no right to explore or mine. We advise U.S. investors that the SEC's mining guidelines strictly prohibit information of this type in documents filed with the SEC. U.S. investors are cautioned that mineral deposits on adjacent properties are not indicative of mineral deposits on our properties. This news release may contain forward-looking statements including but not limited to comments regarding the timing and content of upcoming work programs, geological interpretations, receipt of property titles, potential mineral recovery processes, etc. Forward-looking statements address future events and conditions and therefore involve inherent risks and uncertainties. Actual results may differ materially from those currently anticipated in such statements.